SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. –)*

Golar LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2745C102
(CUSIP Number)

Georgina Sousa Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08 Bermuda +1 (441) 295-4705

with a copy to: Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2745C102

1	Name of Reporting Person Golar LNG Limited
2	Check the appropriate box if a member of a group*	(a) ☑ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,327,254 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,327,254 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 9,327,254 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	40.3%**
14	Type of Reporting Person	CO

*           Golar LNG Limited may also be deemed to beneficially own 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP.  The Reporting Person is also the indirect beneficial owner of the 2.0% general partner interest in Golar LNG Partners LP.

**           Calculation of percentage based on a total of 23,127,254 common units outstanding as of April 20, 2011, the date on which the underwriters in connection with the initial public offering of Golar LNG Partners LP closed on their option to purchase additional common units of Golar LNG Partners LP from Golar LNG Limited.

CUSIP No. Y2745C102

1	Name of Reporting Person World Shipholding Ltd.
2	Check the appropriate box if a member of a group*	(a) ☑ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,327,254 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,327,254 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 9,327,254 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	40.3%**
14	Type of Reporting Person	CO

*           World Shipholding Limited, the company that is the main shareholder of Golar LNG Limited, is indirectly controlled by trusts established by John Fredriksen, Chairman of the Board of Directors of Golar LNG Limited, for the benefit of his immediate family (the "Trust"), and may also be deemed to beneficially own 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP.  The Reporting Person is also the indirect beneficial owner of the 2.0% general partner interest in Golar LNG Partners LP.

**           Calculation of percentage based on a total of 23,127,254 common units outstanding as of April 20, 2011, the date on which the underwriters in connection with the initial public offering of Golar LNG Partners LP closed on their option to purchase additional common units of Golar LNG Partners LP from Golar LNG Limited.

CUSIP No. Y2745C102

1	Name of Reporting Person Greenwich Holdings Ltd.
2	Check the appropriate box if a member of a group*	(a) ☑ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,327,254 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,327,254 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 9,327,254 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	40.3%**
14	Type of Reporting Person	CO

*           Greenwich Holdings Ltd., the company that is the sole shareholder of World Shipholding Limited and is indirectly controlled by the Trust, may also be deemed to beneficially own 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP.  The Reporting Person is also the indirect beneficial owner of the 2.0% general partner interest in Golar LNG Partners LP.

**           Calculation of percentage based on a total of 23,127,254 common units outstanding as of April 20, 2011, the date on which the underwriters in connection with the initial public offering of Golar LNG Partners LP closed on their option to purchase additional common units of Golar LNG Partners LP from Golar LNG Limited.

CUSIP No. Y2745C102

1	Name of Reporting Person John Fredriksen
2	Check the appropriate box if a member of a group*	(a) ☑ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,327,254 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,327,254 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 9,327,254 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	40.3%**
14	Type of Reporting Person	IN

*           Mr. Fredriksen may also be deemed to beneficially own 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP.  The Reporting Person is also the indirect beneficial owner of the 2.0% general partner interest in Golar LNG Partners LP.

**           Calculation of percentage based on a total of 23,127,254 common units outstanding as of April 20, 2011, the date on which the underwriters in connection with the initial public offering of Golar LNG Partners LP closed on their option to purchase additional common units of Golar LNG Partners LP from Golar LNG Limited.

CUSIP No. Y2745C102

1	Name of Reporting Person C.K. Limited
2	Check the appropriate box if a member of a group*	(a) ☑ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,327,254 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,327,254 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 9,327,254 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	40.3%**
14	Type of Reporting Person	CO

*           C.K. Limited, which is the trustee of the Trust and indirectly controls World Shipholding Limited and Greenwich Holdings Ltd., may also be deemed to beneficially own 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP.  The Reporting Person is also the indirect beneficial owner of the 2.0% general partner interest in Golar LNG Partners LP.

**           Calculation of percentage based on a total of 23,127,254 common units outstanding as of April 20, 2011, the date on which the underwriters in connection with the initial public offering of Golar LNG Partners LP closed on their option to purchase additional common units of Golar LNG Partners LP from Golar LNG Limited.

CUSIP No. Y2745C102

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this "Statement") because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit A.

Item 1.  Security and Issuer.

This Statement is being filed with respect to the common units representing limited partner interests (each, a "Common Unit") of Golar LNG Partners LP (the "Partnership"). The address of the principal executive offices of the Partnership is:

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

Item 2.  Identity and Background

    (a., b., c. and f.) This Schedule 13D is being filed on behalf of: (i) Golar LNG Limited, a Bermuda corporation ("Golar LNG Limited") a limited company organized under the laws of Bermuda, which is the record holder of approximately 40.3% of the Partnership's Common Units and 100.0% of the Partnership's subordinated units representing limited partner interests (each a "Sub Unit," and together with the Common Units, the "Units"), based on the number of Units outstanding as of April 20, 2011, the date on which the underwriters in connection with the initial public offering of Golar LNG Partners LP (the "IPO") closed on their option to purchase additional common units of Golar LNG Partners LP from Golar LNG Limited; (ii) World Shipholding Ltd. ("World Shipholding"), a limited company organized under the laws of Liberia; (iii) Greenwich Holdings Ltd., a Cyprus holding company ("Greenwich"); (iv) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen"); and (v) C.K. Limited, a Jersey company ("C.K. Limited").

    The total Common Units reported as beneficially owned by each of World Shipholding, Greenwich, Mr. Fredriksen and C.K. Limited include the Common Units reported as beneficially owned by Golar LNG Limited.  As of the date of this Schedule 13D, World Shipholding beneficially owned 31,203,300 common shares of Golar LNG Limited, representing 45.8% of the common shares of Golar LNG Limited then outstanding.  Greenwich is the sole shareholder of World Shipholding.  As such, World Shipholding and Greenwich may be deemed to share beneficial ownership of the Common Units beneficially owned by Golar LNG Limited, but disclaim such beneficial ownership to the extent such beneficial ownership exceeds their pecuniary interest.  Mr. Fredriksen may be deemed to beneficially own the Common Units through his indirect influence over World Shipholding and Greenwich, the shares of which are indirectly held in the Trust. The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the Common Units except to the extent of his voting and dispositive interests in such Common Units. Mr. Fredriksen has no pecuniary interest in the Common Units.

    (i) The address of Golar LNG Limited's  principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The principal business of Golar LNG Limited is to engage in the acquisition, ownership, operation and chartering of LNG carriers and floating storage and regasification units through its subsidiaries and the development of natural gas liquefaction projects.

CUSIP No. Y2745C102

    The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Golar LNG Limited is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Golar LNG Limited. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen	Chairman and President
Mr. Fredriksen's principal business address is c/o Seatankers Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.  Mr. Fredriksen is also the Chairman, President and Director of Frontline Ltd. and Seadrill Limited. Mr. Fredriksen also serves as a director of Golden Ocean Group Limited.  Mr. Fredriksen is a citizen of Cyprus.

Kate Blankenship	Director
Ms. Blankenship's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Ms. Blankenship also serves as a Director of Frontline Ltd., Seadrill Limited, Ship Finance International Limited, Knightsbridge Tankers Limited, Golden Ocean Group Limited and Independent Tankers Corporation. Ms. Blankenship is a citizen of the United Kingdom.

Kathrine Fredriksen	Director
Ms. Fredriken's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Fredriksen also serves as a director of Frontline Ltd. and Independent Tankers Corporation.  Ms. Fredriksen is a citizen of Norway.

Hans Petter Aas	Director	Mr. Aas is a director of Ship Finance International Limited and Knutsen Offshore Tanker Co ASA and is a director of the Norwegian Export Credit Guaranty Institute. Mr. Aas is a citizen of Norway.

Graham Robjohns	Chief Executive Officer of Golar LNG Management Limited	Mr. Robjohns also serves as the Chief Financial Officer of Golar LNG Management Limited, a position he has held since November 2005. Mr. Robjohns is a citizen of the United Kingdom.

CUSIP No. Y2745C102

    (ii) The address of World Shipholding's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of World Shipholding is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of World Shipholding's director is set forth below. World Shipholding does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

    (iii) The address of Greenwich's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

    (iv) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline Ltd. Mr. Fredriksen's principal business address is c/o Seatankers Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.

    (v) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Timothy Nichloas Scott Warren	Director	Mr. Warren's principal business address is Channel House, Green Street, St Helier, Jersey JE2 4UH. Mr. Warren is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

CUSIP No. Y2745C102

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

In connection with the formation of the Partnership on September 24, 2007, Golar LNG Limited made a contribution to the capital of the Partnership of $980 and was admitted as the initial limited partner and Golar GP LLC (the "General Partner") made a contribution to the capital of the Partnership of $20 and was admitted as the general partner of the Partnership.  Prior to the IPO, Golar LNG Limited assigned or transferred capital stock and other equity interests in certain of Golar LNG Limited's wholly and partially owned subsidiaries that had interests in the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter to the Partnership as capital contributions.  In connection with the IPO and pursuant to the First Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the Partnership redeemed Golar LNG Limited's initial limited partner interest and issued to Golar LNG Limited (A) 23,127,254 Common Units, representing a 58.0% limited partner interest in the Partnership and (B) 15,949,831 Sub Units, representing a 40.0% limited partner interest in the Partnership.  On April 13, 2011, Golar LNG Limited sold 12,000,000 of its 23,127,254 Common Units in the IPO pursuant to an underwriting agreement dated April 7, 2011 (the "Underwriting Agreement") among the Partnership, Golar LNG Limited, Golar Partners Operating LLC and the General Partner and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, as representatives of the several underwriters named therein (the "Underwriters"). Pursuant to the Underwriting Agreement, Golar LNG Limited granted the Underwriters an option (the "Option") to purchase up to an addition 1,800,000 Common Units.  On April 18, 2011, the underwriters exercised the Option in full.  The Common Units were registered under the Exchange Act on April 5, 2011.

Item 4.  Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

Golar LNG Limited acquired the Common Units for investment purposes and in order to effect the IPO.  On April 13, 2011, in order to recapitalize the Partnership's then-outstanding equity interests into the classes of partnership interests to be issued and outstanding at the closing of the IPO, including the partnership interests to be sold in the IPO, Golar LNG Limited exchanged its initial limited partner interest in the Partnership for 23,127,254 Common Units and 15,949,831 Sub Units.  Golar LNG Limited sold an aggregate of 13,800,000 Common Units in the IPO (including Common Units sold pursuant to the Option) and retained the remaining 9,327,254 Common Units for investment purposes.  The Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units they own depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. Y2745C102

Item 5.  Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 23,127,254 Common Units issued and outstanding as of the closing of the Option relating to the IPO) are as follows:

Golar LNG Limited

a)	Amount beneficially owned: 9,327,254		Percentage: 40.3%
b)	Number of Common Units to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	9,327,254
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	9,327,254

World Shipholding

a)	Amount beneficially owned: 9,327,254		Percentage: 40.3%
b)	Number of Common Units to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	9,327,254
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	9,327,254

Greenwich

a)	Amount beneficially owned: 9,327,254		Percentage: 40.3%
b)	Number of Common Units to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	9,327,254
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	9,327,254

Fredriksen

a)	Amount beneficially owned: 9,327,254		Percentage: 40.3%
b)	Number of Common Units to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	9,327,254
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	9,327,254

C.K. Limited

a)	Amount beneficially owned: 9,327,254		Percentage: 40.3%
b)	Number of Common Units to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	9,327,254
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	9,327,254

CUSIP No. Y2745C102

(c.) To the best knowledge of the Reporting Persons, No transactions were effected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Partnership Agreement

Under the Partnership Agreement, the Partnership agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Sub Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates (including Golar LNG Limited) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of the General Partner as the general partner of the Partnership.  The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Under the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive twenty trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the ninety-day period preceding the date such notice is first mailed.

    To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Golar LNG Partners LP.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.

Exhibit B
First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated as of April 13, 2011 (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-1 of Golar LNG Partners LP that was filed with the Securities and Exchange Commission on March 30, 2011).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 25, 2011

GOLAR LNG LIMITED

By:	Graham Robjohns
Name:	Graham Robjohns
Title:	Principal Executive Officer

WORLD SHIPHOLDING LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS, LTD.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

/s/ John Fredriksen
John Fredriksen *

C.K. LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

*The Reporting Person disclaims beneficial ownership in the Common Units reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the Common Units reported herein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the securities of Golar LNG Partners LP to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

April 25, 2011

GOLAR LNG LIMITED

By:	Graham Robjohns
Name:	Graham Robjohns
Title:	Principal Executive Officer

WORLD SHIPHOLDING LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS, LTD.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

/s/ John Fredriksen
John Fredriksen

C.K. LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

SK 03849 0004 1190986